FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Information About the Offer GVT	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event distributed by Telefónica on August 5th, 2014 about the offer for Global Village Telecom, S.A. (GVT) and in light of the request for public information made on the same day by the Italian Stock Market Regulator – CONSOB, Telefónica provides the following information:

•	the potential acquisition by Vivendi, S.A. of up to 1,110 million ordinary shares of Telecom Italia, S.p.A. is a potential arrangement which Telefónica is offering to Vivendi, S.A.;

•	the relevant terms of such opportunity are summarised in the Significant Event distributed by Telefónica. In particular, should Vivendi, S.A. be interested, Telefónica, S.A. would offer to Vivendi, S.A. the acquisition, in cash up to 1,110 million ordinary shares of Telecom Italia, S.p.A., currently representing a stake of 8.3% of Telecom Italia, S.p.A. voting share capital. The transfer of the shares would take place at closing of the transaction between Vivendi S.A. and Telefónica Brazil, S.A., directly (if the demerger of Telco S.p.A. has occurred) or, through a convertible instrument (should not this be the case), under conditions to be agreed between Telefónica, S.A. and Vivendi, S.A., and for a purchase price in cash based on the average market price of the shares of Telecom Italia S.p.A. over a certain period of time to be agreed between the parties. Should Vivendi, S.A. decide to acquire the shares of Telecom Italia S.p.A., it shall accept neither to sell nor to hedge any such shares before October 31st, 2014.

Madrid, August 6th, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: August 6, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors